SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 6)


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                       75 West End Avenue
                              R-12E
                    New York, New York  10023
                         (212) 957-1337

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                         August 23, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].
                 (Continued on following pages)

                      (Page __ of __ Pages)


CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       - 0 -
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     - 0 -

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 6 amends and supplements the statement on
Schedule 13D (the "Schedule 13D"), previously filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby further amended and supplemented by deleting the second paragraph thereof in its entirety, and inserting in lieu thereof the following:

               The Purchase Agreement was amended by Amendment
          No. 1 to Purchase Agreement dated as of August 22,
          1996, by and between the Seller and Ballantrae
          ("Amendment No. 1").

               The source of funds for the purchase of the Trust Certificate and the Trust Shares will be working capital of Ballantrae contributed from the personal funds of each of the Members in accordance with each of their percentage interest in Ballantrae. The aggregate amount of funds required to purchase the Trust Certificate and the Trust Shares will be approximately $749,250 consisting of: (i) $500,000 plus certain fees and expenses of the Seller (not to exceed $30,000) upon delivery of the Trust Certificate to Ballantrae, and
          (ii) $219,250 less reasonable expenses of Ballantrae (not to exceed $150,000) upon delivery of the Trust Shares to Ballantrae. It is anticipated that the Trust Certificate and the Trust Shares will be delivered substantially simultaneously to Ballantrae pursuant to the Purchase Agreement. In connection with the Purchase Agreement, Ballantrae deposited $500,000 into an escrow account.

               The source of funds for the purchase of the Placement Shares (as defined below) will be working capital of Ballantrae contributed from the personal funds of each of the Members in accordance with each of their percentage interest in Ballantrae. The aggregate amount of funds required to purchase the Placement Shares will not exceed $500,000.

Item 4.   Purpose of Transaction.

          Item 4 is hereby further amended and supplemented by adding the following immediately prior to the last paragraph thereof:

               On August 23, 1996, Ballantrae executed a letter agreement with the Company dated as of August 22, 1996 (the "Letter Agreement"). The Letter Agreement is a statement of the Company's and Ballantrae's mutual intentions regarding the proposed purchase by Ballantrae of the Trust Shares and related transactions. The Letter Agreement is attached hereto as Exhibit 6.1 and is incorporated herein by reference. The following description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement.

               The Letter Agreement provides that, following Ballantrae's purchase of the Trust Shares, the size of the Board of Directors of the Company (the "Board") will be expanded by three directors, with such vacancies to be filled by nominees of Ballantrae. At the 1997 Annual Meeting of shareholders of the Company, the size of the Board will be reduced to a total of ten
          (10) directors, of which Ballantrae may appoint three
          (3) nominees.  Thereafter, the Board may not exceed ten
          (10) directors without Ballantrae's consent. In addition, at the 1997 Annual Meeting of shareholders, the Company intends to implement staggered three-year director terms in each of the three classes of directors. Pursuant to the Letter Agreement, prior to the 1998 Annual Meeting, Ballantrae's nominees will not include any person who is or was an officer of the Company or any member of that person's immediate family.

               In the Letter Agreement, Ballantrae agrees that Ballantrae will not, directly or indirectly, become a participant in any proxy contest constituting an "election contest" within the meaning of the rules of the Securities and Exchange Commission (the "SEC"). Ballantrae may vote its shares with respect to elections of directors as it sees fit, however, Ballantrae may not instigate or assist any effort to solicit proxies from other shareholders. Moreover, in the Letter Agreement Ballantrae agrees not to vote its shares for any nominee who has not been described in a definitive proxy statement mailed to all shareholders entitled to vote unless Ballantrae gives the Board at least sixty days' notice of its intention to vote for such person.

               The Letter Agreement provides that, with respect to other shareholder proposals, Ballantrae may vote its shares as it sees fit, however, Ballantrae may not, directly or indirectly, solicit any proxies from any other shareholder or assist others in doing so. This proxy solicitation restriction will be inapplicable as to any proposal for which the Company seeks shareholder approval, other than (i) election of directors, (ii) ratification of accountants, (iii) compensation plans for Company employees, officers or directors (involving, in the aggregate, authorization of not more than 400,000 shares of Common Stock, except as Ballantrae's Board representatives may otherwise approve), and (iv) other matters which (in Ballantrae's reasonable opinion) do not materially and adversely affect the value of Ballantrae's investment in the Common Stock. Ballantrae may solicit proxies in opposition to any proposal for which any third party seeks shareholder approval, other than a proposal approved by the Board for which the Company could seek shareholder approval under clauses (i) through (iv) above. This proxy solicitation restriction will be subject to an exception during the pendency of any unsolicited tender offer by an unrelated third party.

               Pursuant to the Letter Agreement, in any subsequent issuance of stock by the Company (other than pursuant to employee/director compensation plans approved by the Board) Ballantrae will have the right to maintain up to its then current percentage ownership; Ballantrae's purchase price and terms will be equivalent to those at which shares are sold to third parties. Prior to January 31, 1997, Ballantrae will not acquire any Common Stock other than: the Trust Shares, up to 400,000 shares (the "Placement Shares") through the Company's proposed private placement of 1.2 million shares of Common Stock (the "Private Placement"), and (subject to the Company having given notice of its intention not to buy such shares) up to 215,000 shares from the Official Committee of Unsecured Creditors of American Motor Club, Inc. (the "AMC Shares"). In no event may Ballantrae's percentage ownership exceed 30% without prior Board consent except in response to an unsolicited tender offer by an unrelated third party; such percentage shall increase to 32.5% commencing January 1, 1997, 35% commencing July 1, 1997, 37.5%
          commencing January 1, 1998, and 40% commencing July 1, 1998. The Company agrees to waive the applicable limits (other than the 40% limit) if and to the extent necessary for Ballantrae to acquire and own the following shares of Common Stock: the Trust Shares, the Placement Shares, and the AMC Shares (if and to the extent permitted by the Letter Agreement), and any otherwise permissible purchases by Ballantrae from January 1, 1997 to the date Ballantrae receives notice of the Company's intention not to seek a purchase of the AMC Shares (but in no event later than March 31, 1997).

               Pursuant to the Letter Agreement, upon prior notice to a designated compliance officer, Ballantrae may resell its Common Stock in the open market in compliance with Rule 144 or a private sale to a person who will not (to Ballantrae's knowledge after reasonable investigation) thereby own ten percent or more of the outstanding Common Stock. Ballantrae may also resell or otherwise transfer its Common Stock upon at least thirty days' notice to the Company to a related or unrelated third party who agrees to be bound by the restrictions of the Letter Agreement.
          Ballantrae may also resell its Common Stock to an unrelated third party pursuant to a transaction in which each other Company shareholder will have an opportunity to sell his or her Common Stock on equivalent terms.

               Except as described below, the Letter Agreement expires on May 30, 1999, or one day before the 1999 Annual Meeting of the Company, if earlier. Either the Company or Ballantrae may terminate the Letter Agreement (i) if Ballantrae's percentage ownership drops below ten percent through transactions permitted under the Letter Agreement, (ii) if Ballantrae's percentage ownership increases to more than fifty percent in transactions permitted by the Letter Agreement, (iii) during the pendency of any unsolicited tender offer by an unrelated third party, or during the pendency of any tender offer by an unrelated third party (solicited or not) as to which Ballantrae has agreed to sell its entire ownership interest in the Company on the same terms as are offered to all other Company shareholders, (iv) on six months' prior notice if the Company's statutory surplus drops below $4.5 million, (v) upon the failure (other than due to action by Ballantrae) to elect Ballantrae's permitted nominees to the Board, or (vi) if an unrelated third party receives approval from the Maine Bureau of Insurance and the New York Insurance Department to acquire ten percent or more of the Common Stock and does acquire at least ten percent of the Common Stock.

               Ballantrae will receive unlimited "piggyback" registration rights, subject to its payment of one-half of any incremental Company out-of-pocket costs and subject to customary limitations. Ballantrae will receive one "demand" registration right through an underwriter reasonably acceptable to the Company, subject to payment by Ballantrae of one-half of the Company's out-of-pocket costs; and a second "demand" registration right through an underwriter reasonably acceptable to the Company, subject to payment by Ballantrae of all of the Company's out-of-pocket costs. These registration rights expire ten years after the date of the Letter Agreement.

               Under the Letter Agreement, the Company agrees not to amend its articles of incorporation or bylaws prior to termination of the Letter Agreement. The Company agrees that prior to the termination of the Letter Agreement, and for a period of three years thereafter, it shall not opt into Section 910 of the Maine Business Corporation Act (the "MBCA"). The Company agrees that prior to termination of the Letter Agreement it will not adopt a shareholder rights plan or any device having similar effects. For three years following termination of the Letter Agreement, the Company will not adopt any shareholder rights plan, or any device have similar effects, except on at least ten business days' prior notice to Ballantrae. The Company's Board has, within the meaning of MBCA Section 611-A(1)(A), approved Ballantrae's purchase of Common Stock pursuant to the Private Placement and Ballantrae's purchase of shares pursuant to its antidilution rights under the Letter Agreement, in substantially the terms contemplated by the Letter Agreement.

               Under the Letter Agreement, the Company will limit the Private Placement to 1.2 million shares, of which Ballantrae agrees to purchase 400,000 shares at the price paid by other purchasers, not to exceed $1.25 per share. The Private Placement will not be extended past January 31, 1997 except as necessary to accommodate Ballantrae's purchase of the Placement Shares. The Private Placement and Ballantrae's purchase commitment are contingent on the Company's sale of at least 600,000 shares of Common Stock through the Private Placement to persons other than Ballantrae.

               Under the Letter Agreement, the Company may attempt to obtain a contract to purchase the AMC Shares at a price not to exceed $1.10 per share (or in the alternative may attempt to arrange for distribution through Advest at no net cost to the Company). Ballantrae agrees not to purchase any of the AMC Shares until after March 31, 1997 (or, if earlier, the date Ballantrae receives notice of the Company's intention not to seek a purchase of the AMC Shares).


Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by deleting all of the materials therein and inserting in lieu thereof the following:

               (a), (b), (c) Pursuant to the Purchase Agreement, Ballantrae has agreed to purchase subject to the terms and conditions thereof the Trust Certificate and the Trust Shares. The Trust Shares constitute 810,000 shares of Common Stock of the Company. As provided in the Purchase Agreement, the purchase of the Trust Certificate and the Trust Shares is subject to a number of conditions precedent (as described in Item 6 hereof). Pursuant to the Letter Agreement, Ballantrae has agreed to purchase the Placement Shares at a price of up to $1.25 per share, subject to the terms and conditions thereof. The Placement Shares constitute 400,000 shares of the Common Stock of the Company. As provided in the Letter Agreement, Ballantrae's purchase of the Placement Shares is subject to a number of conditions (as described in Item 4 hereof), including Ballantrae's purchase of the Trust Shares.

               As of August 23, 1996, the Trust Shares and the
          Placement Shares together represent approximately 35.6% of the outstanding shares of Common Stock of the Company.<F1>

               Pursuant to the L.L.C. Agreement (as defined below), the Members and the members of the Management Committee may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the Trust Certificate, the Trust Shares and the Placement Shares. Ballantrae, the members of the Management Committee and the Members expressly disclaim beneficial ownership of the Trust Certificate, the Trust Shares or the Placement Shares, and this Schedule 13D shall not be deemed an admission that Ballantrae, the members of the Management Committee or the Members are the beneficial owners of the Trust Certificate, the Trust Shares or the Placement Shares for purposes of Section 13 or for any other purpose. See Item 6 hereof.

               Representatives of Ballantrae have from time to time held discussions with representatives of the Official Committee of Unsecured Creditors of American Motor Club, Inc. concerning the possible sale to Ballantrae of the AMC Shares. Ballantrae has not entered into any definitive agreement with respect to such shares, however, subject to the terms of the Letter Agreement, Ballantrae may continue such discussions from time to time.

               <F1> Computed on the basis of 3,002,375 shares of
          Common Stock outstanding, as reported on a Form 10-Q filed by the Company with the SEC on August 15, 1996, plus 400,000 shares of Common Stock to be purchased by Ballantrae in the Private Placement, which are deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i). If the Private Placement is consummated and the maximum 1,200,000 shares of Common Stock are sold pursuant thereto, the Trust Shares and the Placement Shares together would represent approximately 29.0% of the outstanding shares of Common Stock of the Company.

          (d), (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby supplemented by inserting the following at the end of the materials provided in Item 6.

          Letter Agreement

               A summary description of selected provisions of the Letter Agreement is provided in Item 4. Such description, as qualified in its entirety by reference to the Letter Agreement, is incorporated by reference in this Item 6.

          Amendment No. 1

               Set forth below is a summary description of selected provisions of Amendment No. 1. Such description is qualified in its entirety by reference to Amendment No. 1, a copy of which has been included as Exhibit 6.2 hereto and is incorporated by reference herein.

               Amendment No. 1 provides that Section 1.2(b) of the Purchase Agreement is deleted in its entirety and amended to provide that, upon the transfer of the Trust Shares from the Seller to Ballantrae, an additional $219,250 less reasonable expenses of Ballantrae (not to exceed $150,000) will be delivered by Ballantrae to the Seller.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 6.1.  Letter Agreement dated as of August 22,
          1996, between North East Insurance Company and
          Ballantrae Partners, L.L.C.

          Exhibit 6.2.  Amendment No. 1 to Purchase Agreement
          dated as of August 22, 1996, between Ballantrae
          Partners, L.L.C. and Bernhard Gershuny



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 27, 1996
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)




                          Exhibit Index


                    Exhibit                                  Page

6.1. Letter Agreement dated as of August 22,
     1996, between North East Insurance
     Company and Ballantrae Partners, L.L.C.                   11

6.2  Amendment No. 1 to Purchase Agreement
     dated as of August 22, 1996, between
     Ballantrae Partners, L.L.C. and
     Bernhard Gershuny                                         19